Exhibit 12.1
FIRST INDUSTRIAL, L.P.
Ratio of Earnings to Combined Fixed Charges
(Dollars in Thousands)

	6/30/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002	12/31/2001
Income from Continuing Operations Before Income Taxes From Continuing Operations	(15,487)	2,335	32,681	20,435	53,109	85,780
Plus:
Interest expense	59,220	108,164	98,458	94,637	87,069	78,841
Amortization of DFC and IRPA	1,221	2,122	1,928	1,761	1,858	1,742

Net Earnings	44,954	112,621	133,067	116,833	142,036	166,363

Interest Expense	59,220	108,164	98,458	94,637	87,069	78,841
Capitalized Interest	3,165	3,271	1,304	761	7,792	9,950
Amortization of deferred financing costs and IRPA	1,221	2,122	1,928	1,761	1,858	1,742

Fixed Charges	63,606	113,557	101,690	97,159	96,719	90,533

Ratio of Earnings to Fixed Charges	(b)	(b)	1.3	1.2	1.5	1.8

(a)	For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before income taxes allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.
(b)	Due to First Industrial, L.P.’s (the “Consolidated Operating Partnership”) Loss from continuing operations for six months ended June 30, 2006 and Capitalized Interest for the year ended December 31, 2005, the ratio coverage is less than 1:1. The Consolidated Operating Partnership must generate additional earnings of $18,652 for the six months ended June 30, 2006 and $936 for the year ended December 31, 2005 to achieve a coverage ratio of 1:1.